FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  1 April 2005


                               File no. 0-17630


                        CRH - Blocklisting Interim Review



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Blocklisting Interim Review



SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN



To:

Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colannade
Canary Wharf
London E14 5HS



Please ensure the entries on this return are typed

1. Name of company

CRH plc

2. Name of scheme

1990 Share Option Scheme (95/4438d)

3. Period of return:

From      01.10.04 To  31.03.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:

14,120,142

5. Number of shares issued/allotted under scheme during period:

1,898,433

6. Balance under scheme not yet issued/allotted at end of period:

12,221,709

7.Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

11,000,000 Ordinary Shares of EUR0.32 on 4th October 1995 and 15,500,000 Ordinary Shares of EUR0.32 on 26th March 2002



Please confirm total number of shares in issue at the end of the period in order for us to update our records.

533,217,487 Ordinary Shares of EUR0.32







Contact for queries:

Neil Colgan

Address:

CRH plc

42 Fitzwilliam Square,

Dublin 2

Name:

Telephone:

00353 1 6344340

Person making return

Name:

Neil Colgan

Position:

Assistant Company Secretary

Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN



To:

Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colannade
Canary Wharf
London E14 5HS



Please ensure the entries on this return are typed

1.Name of company

CRH plc

2.Name of scheme

2000 Share Option Scheme (RA/CRHplc/00024)

3.Period of return:

From 01.10.04 To   31.03.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of last period:

1,500,000

5. Number of shares issued/allotted under scheme during period:

194,500

6. Balance under scheme not yet issued/allotted at end of period:

1,305,500

7.Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

1,500,000 Ordinary Shares of EUR0.32

26th March 2002



Please confirm total number of shares in issue at the end of the period in order
for us to update our records.   533,217,487 Ordinary Shares of EUR0.32

Contact for queries:

Name:

Neil Colgan

Address:

CRH plc,

42 Fitzwilliam Square,

Dublin 2

Telephone:

00353 1 6344340

Person making return

Name:

Neil Colgan

Position:

Assistant Company Secretary

Signature:


SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN



To:

Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colannade
Canary Wharf
London E14 5HS



Please ensure the entries on this return are typed

1.Name of company

CRH plc

2.Name of scheme

1990 U.K. Share Option Scheme (95/4438e)

3.Period of return

From 01.10.04 To   31.03.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:

311,025

5. Number of shares issued/allotted under scheme during period:

62,073

6. Balance under scheme not yet issued/allotted at end of period

248,952

7.Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

1,100,000 Ordinary Shares of EUR0.32 on 4th October 1995 and 400,000 Ordinary Shares of EUR0.32 on 6th December 2001



Please confirm total number of shares in issue at the end of the period in order for us to update our records.

533,217,487 Ordinary Shares of EUR0.32



Contact for queries:

Name:

Neil Colgan

Address:

CRH plc

42 Fitzwilliam Square,

Dublin 2

Telephone:

00353 1 6344340

Person making return

Name:

Neil Colgan

Position:

Assistant Company Secretary

Signature:



SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN



To:

Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colannade
Canary Wharf
London E14 5HS



Please ensure the entries on this return are typed

1.Name of company


CRH plc

2.Name of scheme

2000 Savings Related Share Option Scheme (United Kingdom)(RA/CRHplc/00020)

3.           Period of return:

From      01.10.04 To   31.03.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of last period:

482,942

5. Number of shares issued/allotted under scheme during period:


3,990

6. Balance under scheme not yet issued/allotted at end of period:

478,952

7.Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

600,000 Ordinary Shares of EUR0.32

15th June 2001



Please confirm total number of shares in issue at the end of the period in order for us to update our records.

533,217,487 Ordinary Shares of EUR0.32





Contact for queries:

Name:

Neil Colgan

Address:

CRH plc,

42 Fitzwilliam Square,

Dublin 2.

Telephone:

00353 1 6344340

Person making return

Name:

Neil Colgan

Position:

Assistant Company Secretary

Signature:



SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN



To:

Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colannade
Canary Wharf
London E14 5HS



Please ensure the entries on this return are typed

1. Name of company

CRH plc

2. Name of scheme

2000 Savings Related Share Option Scheme (Republic of Ireland) (RA/CRHplc/00024)

3. Period of return

From 01.10.04 To 31.03.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of last period:

598,352

5. Number of shares issued/allotted under scheme during period:

8,338

6. Balance under scheme not yet issued/allotted at end of period:

590,014

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

625,000 Ordinary Shares of EUR0.32

26th March 2002



Please confirm total number of shares in issue at the end of the period in order for us to update our records.

533,217,487 Ordinary Shares of EUR0.32



Contact for queries:

Name:

Neil Colgan

Address:

CRH plc,

42 Fitzwilliam Square,

Dublin 2

Telephone:

00353 1 6344340

Person making return

Name:

Neil Colgan

Position:

Assistant Company Secretary

Signature:




SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN



To:

Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colannade
Canary Wharf
London E14 5HS



Please ensure the entries on this return are typed

1.Name of company

CRH plc

2.Name of scheme

2000 Share Option Scheme (United Kingdom)(RA/CRHplc/00023)

3.Period of return:

From 01.10.04 To 31.03.05

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of last period:

699,250

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

699,250

7.Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

700,000 Ordinary Shares of EUR0.32

6th December 2001



Please confirm total number of shares in issue at the end of the period in order for us to update our records.

533,217,487 Ordinary Shares of EUR0.32



Contact for queries:

Name:

Neil Colgan

Address:

CRH plc

42 Fitzwilliam Square,

Dublin 2

Telephone:

00353 1 6344340

Person making return

Name:

Neil Colgan

Position:

Assistant Company Secretary

Signature:


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  1 April 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director